Penn Virginia Resource Partners

Penn Virginia GP Holdings L.P.

Penn Virginia Resource Partners, L.P
Penn Virginia GP Holdings, L.P
Investor Presentation
9/22/2010
NYSE: PVR
www.pvresource.com
NYSE: PVG
www.pvgpholdings.com
Filed by Penn Virginia Resource Partners, L.P. pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Penn Virginia GP Holdings, L.P.
Commission File No.: 001-33171

Legal Notices
Certain statements by PVR and PVG contained herein that are not descriptions of historical facts are “forward-looking” statements by
PVR and PVG within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange
Act of 1934, as amended. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,”
“estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, the anticipated benefits and other aspects of the proposed merger, future financial and operating results and expectations and intentions with respect to future operations and services, approval of the proposed transaction by PVR and PVG unitholders, the satisfaction of the closing conditions to the proposed transaction, and the
timing of the completion of the proposed transaction.   Because such statements include risks, uncertainties and contingencies, actual
results may differ materially from those expressed or implied by such forward-looking statements.   Many of the factors that will determine
PVR’s and PVG's future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. PVR and PVG undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as the result of new information, future events or otherwise. These risks as well as other risks, uncertainties and contingencies are discussed in more detail in PVR’s and
PVG's joint press release and public periodic filings with the Securities and Exchange Commission (“SEC”), including PVR’s and PVG's
Annual Reports on Form 10-K for the year ended December 31, 2009 and most recent Quarterly Reports on Form 10-Q.
PVR and PVG will file a joint proxy statement/prospectus and other documents with the SEC in relation to the merger. Investors are urged to read these documents carefully when they become available because they will contain important information regarding PVR, PVG, and the transaction.  A definitive joint proxy statement/prospectus will be sent to unitholders of PVR and PVG seeking their approvals as contemplated by the merger agreement. Once available, investors may obtain a free copy of the joint proxy statement/prospectus and participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in PVR’s and PVG’s Annual Reports on Form10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus when it becomes available.
other documents containing information about PVR and PVG, without charge, at the SEC’s website at
www.sec.gov.
Copies of the
joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting investor relations at 610-975-8204, or by accessing www.pvresource.com or
www.pvgpholdings.com.
PVR, PVG, and the officers and directors of the general partner of each partnership may be deemed to be

Penn Virginia Resource Partners
Penn Virginia GP Holdings L.P.

Transaction Summary
• The boards of directors of PVR and PVG have agreed to a merger of the two partnerships in a tax-free, 100% equity exchange
– Terms of the merger were approved by the conflicts committees and boards of PVR and PVG
– The merger is subject to approval by a majority of each of PVR’s and PVG’s unitholders
– PVG has agreed to vote its approximate 37.6% interest in PVR units in favor of the merger
• PVG unitholders will receive 0.98 PVR limited partnership (“LP”) units in exchange for each
PVG LP unit they own
• The merger would result in 38.3 million additional PVR units being issued and the cancellation of the approximate 19.6 million PVR LP units currently owned by PVG
– Following the merger, the former PVG unitholders will own approximately 54% of PVR’s LP units
• The merger would result in PVR owning its General Partner and the cancellation of PVG’s incentive distribution rights (“IDRs”)
• The PVR management team will continue in their current roles
• PVR’s unitholders will elect all of the directors of its general partner’s board of directors beginning in 2011
– All three of PVG’s independent directors are expected to join PVR’s board of directors
• The transaction is expected to result in dilution of PVR’s distributable cash flow per unit of approximately 1.0% in 2011
(a)
– Thereafter, the transaction is expected to be accretive as the economic benefits of the merger are realized
(a) Accretion / dilution calculations are based on management assumptions presented on page 8

Expected Merger Benefits
The merger is expected to provide benefits to both PVR and PVG unitholders, including:
• Lower Cost of Capital
– Elimination of the IDRs will reduce PVR’s cost of capital
– Lower cost of capital enhances the cash accretion from investments in internal growth projects and acquisitions
– Strengthens PVR’s overall competitive position when pursuing growth opportunities
• Simplified Structure
– Provides a capital structure more easily understood by the investing public
– Streamlines governance of PVR
– Eliminates the potential for conflicts of interest from dual management roles
– Reduces G&A costs associated with the elimination of one publicly traded entity
• Enhanced Investor and Market Profile
– Improves transparency for debt and equity investors
– Attracts a broader investor base by increasing the public float and trading liquidity of the market for PVR’s LP units
– Provides PVR’s unitholders the right to elect all of the directors of its general partner’s board of directors
• Based on the exchange ratio and upon closing of the merger, PVG unitholders quarterly cash distributions will increase 18%

Current Structure
Penn Virginia
Resource Partners, L.P.
(NYSE: PVR)
Public
Unitholders
32.7 MM Common
Units
60.4% LP interest
Penn Virginia
GP Holdings, L.P.
(NYSE: PVG)
Public
Unitholders
39.1 MM Common
Units
100% LP interest
Penn Virginia
Resource
GP, LLC
100% ownership
2% GP Interest
and Incentive
Distribution Rights
37.6% LP interest
19.6 MM PVR Common Units
Notes:
1) Chart displays simplified organizational structure
2) Units outstanding and ownership interests are
rounded approximations
Penn Virginia
Operating Co., LLC
and its subsidiaries

Penn Virginia Resource Partners
Penn Virginia GP Holdings L.P.

Post-Transaction Structure
Penn Virginia
Resource Partners, L.P.
(NYSE: PVR)
Public
Unitholders
71.0 Million
Common Units
100% LP interest
Penn Virginia
Operating Co., LLC
and its subsidiaries
Penn Virginia
Resource
GP, LLC
100% (Indirect)
Non-economic GP interest
Notes:
1) Chart displays simplified organizational structure
2) Units outstanding and ownership interests are
rounded approximations

Penn Virginia Resource Partners

Penn Virginia GP Holdings L.P.

Transaction Milestones
• Preparation of joint proxy statement/prospectus by PVR and PVG
• Review of joint proxy statement/prospectus by SEC
• Solicitation of PVR and PVG unitholder votes
• PVR and PVG unitholder meetings
• Transaction Closing (anticipated Q1 2011)

Key Base Case Assumptions
• Approximately $325 million of cumulative internal growth capital expenditures from 2010 through 2014
• $100 million in annual acquisitions from 2011 through 2014 at an 8.5x
EBITDA multiple, financed 50/50 debt/equity
• Inclusion of $24 million in annual reserve replacement capital expenditures in 2011 through 2014 resulting in a reduction of distributable cash flow, offset by a reduction in targeted cash distribution coverage ratio from 1.20x to 1.05x
• Reserve replacement capital expenditures are in addition to $14 to $15 million in expected annual maintenance capital expenditures
Note: This forecast is based on various forward-looking assumptions made by the management of PVR.  While management believes that these assumptions are reasonable, it can give no assurance that such results will materialize.  Please refer to forward looking statement disclosure on page 2.